UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Chairperson, President and Secretary

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sequenom, Inc., a Delaware corporation (“Sequenom”), with the Securities and Exchange Commission on August 9, 2016, relating to the offer by Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”) and Savoy Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of Sequenom common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company (such stock and associated rights, the “Shares”), for $2.40 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The offering period of the Offer expired at 12:01 a.m., Eastern time on Wednesday, September 7, 2016. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent that, as of 12:01 a.m., Eastern time, on September 7, 2016, the expiration of the offering period, an aggregate of 82,901,857 Shares had been validly tendered and not properly withdrawn during the offering period (including 1,664,496 Shares tendered pursuant to notices of guaranteed delivery), representing an aggregate of approximately 69% of Sequenom’s outstanding shares of common stock as of such time (or approximately 67% of outstanding shares excluding notices of guaranteed delivery), which Shares are sufficient to have satisfied the Minimum Condition and to enable the Merger (as defined below) to occur under Delaware law without a vote of Sequenom’s stockholders. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn during the offering period, and Parent expects to promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that a merger of Purchaser with and into Sequenom (the “Merger”) was consummated on September 7, 2016, without a vote of the stockholders of Sequenom, pursuant to Section 251(h) of the Delaware General Corporation Law. In the Merger, each Share not tendered and accepted for payment in the Offer, other than those Shares with respect to which the holders properly exercise appraisal rights and Shares held by Parent or Purchaser, was converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, Sequenom became a direct wholly owned subsidiary of Parent and Sequenom’s common stock ceased to be traded on the NASDAQ Global Select Market.

On September 7, 2016, Parent issued a press release announcing the successful completion of the Offer, the acceptance of Shares tendered during the offering period, the results of the Offer and the successful completion of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on September 7, 2016 and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit Number	Description

(a)(8)	Press Release issued by Parent on September 7, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 7, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENOM, INC.

By:	/s/ F. Samuel Eberts III
Name:	F. Samuel Eberts III
Title:	Chairperson, President and Secretary

Dated: September 7, 2016